Mail Stop 4561
Via fax (305) 531-1274

October 23, 2009

W. Russell Smith III
Chief Executive Officer
Ensurapet, Inc.
721 24th Street NE
Candon, Ohio 44714

Re: **Ensurapet, Inc.**
        Form 8-K filed September 22, 2009
        File No. 000-52279

Dear Mr. Smith,

     We have completed our review of Item 4.01 of your Form 8-K noted above and do not, at this time, have any further comments.

Sincerely,

Melissa Feider
Staff Accountant